# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Sonder Holdings Inc., CIK 0001819395
CUSIP: 83542D102
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 447 Sutter St. Suite 405, #542, San Francisco, California (CA), 94108
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001140361-24-038400
Filed by CIK 0002034966

## Reporting persons
- iNovia Growth Capital Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 0; shared voting power 1,190,336; sole dispositive power 0; shared dispositive power 1,190,336; aggregate amount beneficially owned 1,190,336 (9.99% of the class)
  Comment: (1) Includes (i) 306,897 shares of common stock, par value $0.0001 per share ("Common Stock"), of Sonder Holdings Inc. (the "Issuer"), of which 152,964 shares are owned directly by iNovia Growth Fund, L.P., 17,534 shares are owned directly by iNovia Growth Fund-A, L.P. and 136,399 shares are owned directly by iNovia Growth SPV - Quebec, L.P., (ii) 778,500 shares of Common Stock issuable upon conversion of 778,500 shares of Series A convertible preferred stock, par value $0.0001 per share ("Series A Convertible Preferred Stock"), of which 699,060 shares are owned directly by iNovia Growth Fund, L.P. and 79,440 shares are owned directly by iNovia Growth Fund-A, L.P., and (iii) 104,939 shares of Common Stock issuable upon the exchange of exchangeable shares ("Exchangeable Shares") of Sonder Canada Inc., a subsidiary of the Issuer ("Sonder Canada"), corresponding to 104,939 shares of post-combination special voting common stock, par value $0.0001 per share ("Voting Shares"), of the Issuer, of which 95,835 shares are owned directly by iNovia Growth Fund, L.P. and 9,104 shares are owned directly by iNovia Growth Fund-A, L.P. Excludes 29,508 shares of Common Stock to be issued upon the achievement of certain share price targets, of which 17,826 shares, 1,909 shares and 9,773 shares will be issued to iNovia Growth Fund, L.P., iNovia Growth Fund-A, L.P. and iNovia Growth SPV - Quebec, L.P., respectively. iNovia Growth Capital Inc. is the general partner of each of iNovia Growth Fund, L.P., iNovia Growth Fund-A, L.P. and iNovia Growth SPV - Quebec, L.P., and may be deemed to share beneficial ownership of the shares of Common Stock of which each of iNovia Growth Fund, L.P., iNovia Growth Fund-A, L.P. and iNovia Growth SPV - Quebec, L.P. is the record owner.
  
  (2) Pursuant to the Securities Purchase Agreement, dated August 13, 2024, by and among the Issuer and each of the purchasers party thereto (the "SPA"), (i) iNovia Growth Fund, L.P. purchased a total of 4,489,785 shares of Series A Preferred Stock, of which 1,302,038 shares were issued on August 13, 2024 (the "First Tranche Closing") and 3,187,747 shares were issued on November 14, 2024 (the "Second Tranche Closing") and (ii) iNovia Growth Fund-A, L.P. purchased a total of 510,215 shares of Series A Convertible Preferred Stock, of which 147,962 were issued at the First Tranche Closing and 362,253 shares were issued at the Second Tranche Closing. The share numbers presented in clause (ii) of footnote 1 above represent the maximum number of shares of Common Stock issuable upon the voluntary conversion of iNovia Growth Fund, L.P.'s and iNovia Growth Fund-A, L.P.'s Series A Convertible Preferred Stock pursuant to the Certificate of Designation for the Series A Convertible Preferred Stock as a result of the blocker provision of the Certificate of Designation described in the following sentence. The Certificate of Designation provides that a holder of Series A Convertible Preferred Stock, if elected by such holder, will not have a right to convert any portion of its Series A Convertible Preferred Stock for Common Stock if, as a result of such conversion, the holder would exceed a beneficial ownership limitation to be set at the discretion of such holder between 4.9% and 19.9% of the number of shares of Common Stock outstanding immediately after giving effect to the issuance of the shares of Common Stock being converted. iNovia Growth Capital Inc. has set the beneficial ownership limitation at 9.99%.
  
  (3) Based on (i) 11,034,574 shares of Common Stock outstanding as of November 1, 2024, as reported by the Issuer in its definitive proxy statement for its annual meeting of shareholders filed with the Securities and Exchange Commission on November 8, 2024, (ii) 778,500 shares of Common Stock issuable upon conversion of 778,500 shares of Series A Convertible Preferred Stock indirectly held by iNovia Growth Capital Inc. and (iii) 104,939 shares of Common Stock issuable upon exchange of the Exchangeable Shares indirectly held by iNovia Growth Capital Inc.
- iNovia Growth Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 0; shared voting power 947,859; sole dispositive power 0; shared dispositive power 947,859; aggregate amount beneficially owned 947,859 (8.01% of the class)
  Comment: (1) Includes (i) 152,964 shares of Common Stock, (ii) 699,606 shares of Common Stock issuable upon conversion of 699,606 shares of Series A Series A Convertible Preferred Stock and (iii) 95,835 shares of Common Stock issuable upon the exchange of Exchangeable Shares of Sonder Canada corresponding to 95,835 Voting Shares. Excludes 17,826 shares of Common Stock to be issued upon the achievement of certain share price targets. iNovia Growth Capital Inc. is the general partner of iNovia Growth Fund, L.P., and may be deemed to share beneficial ownership of the shares of Common Stock of which iNovia Growth Fund, L.P. is the record owner.
  
  (2) Pursuant to the SPA, iNovia Growth Fund, L.P. purchased a total of 4,489,785 shares of Series A Preferred Stock, of which 1,302,038 shares were issued at the First Tranche Closing and 3,187,747 shares were issued at the Second Tranche Closing. The share numbers presented in clause (ii) of footnote 1 above represent the maximum number of shares of Common Stock issuable upon the voluntary conversion of iNovia Growth Fund, L.P.'s Series A Convertible Preferred Stock pursuant to the Certificate of Designation for the Series A Convertible Preferred Stock as a result of the blocker provision of the Certificate of Designation described in the following sentence. The Certificate of Designation provides that a holder of Series A Convertible Preferred Stock, if elected by such holder, will not have a right to convert any portion of its Series A Convertible Preferred Stock for Common Stock if, as a result of such conversion, the holder would exceed a beneficial ownership limitation to be set at the discretion of such holder between 4.9% and 19.9% of the number of shares of Common Stock outstanding immediately after giving effect to the issuance of the shares of Common Stock being converted. iNovia Growth Capital Inc., as the general partner of iNovia Growth Fund, L.P., has set the beneficial ownership limitation at 9.99%.
  
  (3) Based on (i) 11,034,574 shares of Common Stock outstanding as of November 1, 2024, as reported by the Issuer in its definitive proxy statement for its annual meeting of shareholders filed with the Securities and Exchange Commission on November 8, 2024, (ii) 699,606 shares of Common Stock issuable upon conversion of 699,606 shares of Series A Convertible Preferred Stock directly held by iNovia Growth Fund, L.P.and (iii) 95,835 shares of Common Stock issuable upon exchange of the Exchangeable Shares directly held by iNovia Growth Fund, L.P.

## Item 1. Issuer
Name of issuer: Sonder Holdings Inc.
Address of issuer's principal executive offices: 447 Sutter St. Suite 405, #542, San Francisco, California, 94108

## Item 2. Person Filing
Name of person filing: This Statement is filed on behalf of iNovia Growth Capital Inc. and iNovia Growth Fund, L.P. (together, the "Reporting Persons").
Address of principal business office or, if none, residence: The address of the principal business office of the Reporting Persons is 3 Place Ville-Marie, Suite, 12350, Montreal, Quebec, Canada 1H3B 0E7.
Citizenship: iNovia Growth Capital Inc. is a corporation formed under the laws of Canada. iNovia Growth Fund, L.P. is a limited partnership formed under the laws of Canada.

## Item 4. Ownership
Amount beneficially owned:
The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

iNovia Growth Capital Inc. is the general partner of each of iNovia Growth Fund, L.P., iNovia Growth Fund-A, L.P. and iNovia Growth SPV - Quebec, L.P. In such capacities, iNovia Growth Capital Inc. may be deemed to beneficially own the securities owned directly by iNovia Growth Fund, L.P., iNovia Growth Fund-A, L.P. and Inovia Growth SPV - Quebec, L.P., but disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

As of the date hereof, iNovia Growth Capital Inc. may be deemed to be the beneficial owner of the percentage of shares of Common Stock listed on iNovia Growth Capital Inc.'s cover page. Calculations of the percentage of shares of Common Stock beneficially owned are based on (i) 11,034,574 shares of Common Stock outstanding as of November 1, 2024, as reported by the Issuer in its definitive proxy statement for its annual meeting of shareholders filed with the Securities and Exchange Commission on November 8, 2024, (ii) 778,500 shares of Common Stock issuable upon conversion of 778,500 shares of Series A Convertible Preferred Stock indirectly held by iNovia Growth Capital Inc. and (iii) 104,939 shares of Common Stock issuable upon exchange of the Exchangeable Shares indirectly held by iNovia Growth Capital Inc.

As of the date hereof, iNovia Growth Fund, L.P. may be deemed to be the beneficial owner of the percentage of shares of Common Stock listed on iNovia Growth Fund, L.P.'s cover page. Calculations of the percentage of shares of Common Stock beneficially owned are based on (i) 11,034,574 shares of Common Stock outstanding as of November 1, 2024, as reported by the Issuer in its definitive proxy statement for its annual meeting of shareholders filed with the Securities and Exchange Commission on November 8, 2024, (ii) 699,606 shares of Common Stock issuable upon conversion of 699,606 shares of Series A Convertible Preferred Stock directly held by iNovia Growth Fund, L.P.and (iii) 95,835 shares of Common Stock issuable upon exchange of the Exchangeable Shares directly held by iNovia Growth Fund, L.P.
Percent of class: See Item 11 of each of the cover pages hereto.
Sole power to vote or to direct the vote: See Item 5 of each of the cover pages hereto.
Shared power to vote or to direct the vote: See Item 6 of each of the cover pages hereto.
Sole power to dispose or to direct the disposition: See Item 7 of each of the cover pages hereto.
Shared power to dispose or to direct the disposition: See Item 8 of each of the cover pages hereto.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit(s):

99.1: Joint Filing Statement

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations
(See 18 U.S.C. 1001)

## Signatures
- iNovia Growth Capital Inc.: /s/ Karim Sharobim, Karim Sharobim, Chief Legal Officer (02/14/2025)
- iNovia Growth Fund, L.P.: /s/ Karim Sharobim, Karim Sharobim, Chief Legal Officer (02/14/2025)